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                                           Filed by Watson Pharmaceuticals, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

       Subject Company: Watson Pharmaceuticals, Inc. Commission File No: 0-20045


                      SOURCE: WATSON PHARMACEUTICALS, INC.
                              Friday, June 30, 2000
                               Employee Newsletter

                                GETTING TOGETHER
          A TRANSITION NEWSLETTER FOR THE EMPLOYEES OF SCHEIN & WATSON
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June 30, 2000

WELCOME TO WATSON PHARMACEUTICALS, INC.

We know that many of you have questions regarding the recent announcement of the pending change in ownership. During this time of change and transition, many of the obvious questions that you might ask do not have answers at this time. Although this lack of information is frustrating, we hope you see it is understandable since the focus thus far has been to reach a definitive agreement and then close the initial phase of our companies coming together. It is now the intent for both Watson and Schein management teams to begin to move quickly into the process of determining the organization and operations plans for our newly combined company.

It is management's goal to provide key information to you as soon as possible. To do so, among many forms of communication that will be used, we'll be issuing periodic communications through the GETTING TOGETHER Newsletter - like this first issue. It is our hope to be able to provide you with answers, activity timeframes, and useful information about our newly combined company.

Your understanding is appreciated as we work through the many issues involved with a transaction such as this. We're committed to doing our best in as timely a manner as possible.


                                                      --Watson's Management Team

A CLOSER LOOK AT OUR BUSINESSES

WATSON PHARMACEUTICALS, INC., headquartered in Corona, CA, is engaged in the development, manufacture and sale of brand and generic pharmaceutical products.

Watson's brand business currently enjoys a top-tier position in the fields of dermatology and women's healthcare, with a supporting business in the general products segment. Currently, it has 12 brand products in various developmental stages.

Its generic portfolio consists of more than 90 products, three tentative product approvals, 16 products pending approval and another 20 generic products in development. Watson capitalizes on its proven ability to support the development and commercialization of a broad range of brand and generic pharmaceutical products.
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Watson has facilities in Corona, CA; Salt Lake City, UT; Miami, FL; Copiague,
NY; Glenview, IL; Cincinnati, OH and Livingston, NJ.

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SCHEIN PHARMACEUTICAL, INC., headquartered in Florham Park, NJ, has a diversified portfolio of both brand and generic products. Schein integrates its product development expertise, its diverse, high-volume production capacity and direct sales and marketing force to capitalize on the commercialization of products.

Schein's brand products group has developed an expertise in the management of anemia in nephrology and seeks to expand that expertise to other therapeutic areas, including iron management. Currently, it has two brand products in development.

Schein also develops, manufactures and markets a broad generic line. It manufactures 100 products, has five tentative product approvals, 11 products pending approval and another 30 generic products in development.

Schein has sought to enhance its internal product development, manufacturing and marketing efforts through various strategic collaborations.

Schein has facilities in Phoenix, AZ; Brewster, NY; Carmel, NY; Danbury, CT; Florham Park, NJ; Cherry Hill, NJ; and Humacao, Puerto Rico.

TRANSITION PROCESS ALREADY UNDERWAY

The integration -- or merging -- of Schein with Watson is a challenging and demanding task. The goal of successfully integrating our two companies together is to establish a joint, specialty pharmaceutical business that takes a uniform, strategic approach to capitalize on marketplace opportunities. Key to this approach is preserving the historic strengths of both companies.

This integration will be accomplished through a series of transition teams, with representation from both Watson and Schein company members.

Once formalized, teams' activities will be reported and communicated throughout both organizations on a regular basis through periodic editions of the GETTING TOGETHER newletter.

One team already in place is the Transition Communications Team. Led by Watson's Director of Employee Relations, Pam Furlong, the team is comprised of the following individuals: Lorraine Ericson, Schein's Human Resources Manager/Phoenix; William Hnat-Blain, Schein's Human Resources Manager/Northeast locations; Melody Carey, Schein's Director of Investor Relations and Corporate Communications, and Sara Swee, Watson's Director of Corporate Communications.

This team will be responsible for communicating to employees regarding transitional progress and developments. They will also be responsible for gathering your questions and reporting back to all employees via the GETTING TOGETHER newsletter.

TWO HOTLINES ESTABLISHED TO ANSWER EMPLOYEE QUESTIONS ABOUT THE NEWLY COMBINED COMPANY


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Beginning July 5th, two voicemail hotlines will have been established to help direct and respond to questions generated by Schein and Watson employees.

These voicemails will be downloaded throughout each business day, with questions being answered (when possible) and communicated to all via the GETTING TOGETHER newsletter.

FOR SCHEIN EMPLOYEES -
Please dial (602) 447-3127, or if you are calling internally, use extension
3127.

FOR WATSON EMPLOYEES -
Please dial (800) 249-5499, extension 1500.

QUESTIONS & ANSWERS

Immediately following the acquisition announcement, members of Watson's management team and Corporate Human Resources Department visited each of the Schein sites. During those visits, information about Watson and the strategic rationale for the acquisition were communicated. Employees were also encouraged to ask questions.

We will provide those questions most often asked by your colleagues in each issue of GETTING TOGETHER. Where we can, we will give you answers; where we don't have an answer yet, we'll tell you that too.

Thank you for your continued patience and understanding as we proceed on this transition journey together. We look forward to working together as a team.

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WILL WE HAVE JOBS?  AND WHEN WILL WE KNOW?

We're sensitive to this key issue and we know that it's on the minds of everyone
- at both companies. Management is reviewing organizational operations and areas for efficiency improvements. While both the Schein and Watson organizations are strong, we believe we can do better. When key decisions are made, we will communicate with those affected as soon as possible.

WHAT WILL HAPPEN TO SCHEIN CORPORATE?  WHAT IS "COMMERCIAL" HEADQUARTERS?

Schein's Florham Park, NJ operations will remain at that location and will be considered the combined company's Commercial Headquarters, with Sales and Marketing as well as other departments (yet to be determined) located there. Corporate Headquarters will remain located in Corona, CA.

WILL WE HAVE A CHANCE TO MEET WATSON'S CEO, DR. CHAO, HERE IN PUERTO RICO?

Dr. Chao is coordinating his schedule to visit all Schein sites in the near future. Site management will be notified when Dr. Chao will be visiting, so everyone can meet him and ask questions.


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WILL MARSAM OR STERIS BE CLOSED?

As you know, Marsam is not currently operational and Steris is producing several products, including the important INFeD(R) product. We are evaluating strategic opportunities for both sites and have not yet made a decision on either.

WILL SCHEIN MANAGEMENT BE ABLE TO PARTICIPATE IN THESE INTEGRATION MEETINGS?

This merger is seen as a unique opportunity to look at various factors; taking away the `best practice' available. For this to occur, input from both Schein and Watson management is needed. Utilizing that input, decisions will be made by senior management at Watson.

WHAT ARE THE KEY TOPICS MANAGEMENT IS FOCUSING ON RIGHT NOW?

Management teams are coordinating the review of many key areas. Naturally, these areas will be addressed in order of operational importance. Currently, the teams are reviewing strategic directives, organizational efficiencies, manufacturing systems, quality assurance programs, information systems, HR programs, employee communication issues and customer and marketing issues, to name a few.

WHAT ABOUT BENEFIT PROGRAMS?

We are reviewing both companies' programs to ascertain the most appropriate programs for the newly combined company. Both companies will, however, continue with their respective health plans through the end of the year.

While other benefit decisions have not yet been made, Watson will certainly honor Schein's severance and retention packages currently in place.

WHEN WILL THE OPEN ENROLLMENT PERIOD FOR BENEFITS BE HELD?

The combined company's enrollment period will be held in the Fall.


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ADDITIONAL INFORMATION AND WHERE TO FIND IT

Watson filed a Schedule TO on June 6, 2000, in connection with the tender offer, and plans to file a registration statement on SEC Form S-4 in connection with the merger. Watson and Schein have mailed tender offer documentation and expect to mail a proxy statement/prospectus to stockholders of Schein containing information about the tender offer and the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER DOCUMENTATION, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE TENDER OFFER DOCUMENTATION, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT SCHEIN, WATSON, THE TENDER OFFER, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEB SITE MAINTAINED BY THE SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV. FREE COPIES OF THE TENDER OFFER DOCUMENTATION, THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM WATSON BY DIRECTING A REQUEST THROUGH THE INVESTOR RELATIONS PHONE LINE AT 909-270-1400, EXTENSION 4153; BY MAIL TO WATSON PHARMACEUTICALS, INC., ATTENTION: INVESTOR RELATIONS DEPARTMENT, 311 BONNIE CIRCLE, CORONA, CALIFORNIA 92880, FROM SCHEIN

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THROUGH THE INVESTOR RELATIONS PHONE LINE AT 973-593-5535 OR BY MAIL TO SCHEIN
PHARMACEUTICAL, INC., ATTENTION: INVESTOR RELATIONS, 100 CAMPUS DRIVE, FLORHAM PARK, NEW JERSEY, 07932.

In addition to the tender offer documentation, the registration statement and the proxy statement/prospectus, Watson and Schein each file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Watson or Schein at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on the public reference rooms. Schein's and Watson's filings with the Commission are also available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

SOLICITATION OF PROXIES; INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

WATSON, SCHEIN, THEIR RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM SCHEIN STOCKHOLDERS IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT. A DESCRIPTION OF ANY INTERESTS THAT SCHEIN'S DIRECTORS AND EXECUTIVE OFFICERS HAVE IN THE MERGER WILL BE AVAILABLE IN THE PROXY STATEMENT/PROSPECTUS.

FORWARD LOOKING INFORMATION

THIS DOCUMENT CONTAINS CERTAIN STATEMENTS OF A FORWARD-LOOKING NATURE RELATING TO FUTURE EVENTS OR FUTURE BUSINESS PERFORMANCE. ANY SUCH STATEMENTS THAT REFER TO WATSON'S OR SCHEIN'S ESTIMATED OR ANTICIPATED FUTURE RESULTS, PRODUCT DEVELOPMENT EFFORTS OR PERFORMANCE OR OTHER NON-HISTORICAL FACTS ARE FORWARD-LOOKING AND REFLECT EACH COMPANY'S CURRENT PERSPECTIVE OF EXISTING TRENDS AND INFORMATION. SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, STATEMENTS REGARDING THE CONSUMMATION OF THE PROPOSED ACQUISITION OF SCHEIN BY WATSON AND THE FUTURE GROWTH, IMPACT AND SUCCESS OF THE COMBINED COMPANY, INCLUDING EXPECTATIONS REGARDING FINANCIAL PERFORMANCE, PRODUCT DEVELOPMENT EFFORTS AND THE SUCCESSFUL INTEGRATION OF THE TWO BUSINESSES. SUCH FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT CANNOT BE PREDICTED OR QUANTIFIED AND, CONSEQUENTLY, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS, RISKS RELATED TO THE CONSUMMATION OF THE PROPOSED ACQUISITION, INCLUDING THE POSSIBLE INABILITY TO OBTAIN, OR MEET THE CONDITIONS IMPOSED FOR, GOVERNMENTAL APPROVALS FOR THE PROPOSED ACQUISITION, THE POSSIBLE INABILITY TO OBTAIN ON COMMERCIALLY ADVANTAGEOUS TERMS ANY CONSENTS OR APPROVALS OF THIRD PARTIES WITH RESPECT TO THE PROPOSED ACQUISITION, THE POSSIBILITY DUE TO MARKET CONDITIONS OR OTHER FACTORS OF THE WITHDRAWAL OF THIRD PARTY FINANCING FOR THE PROPOSED ACQUISITION, AND THE POSSIBLE FAILURE TO OBTAIN THE TENDER OF SUFFICIENT SCHEIN SHARES PURSUANT TO WATSON'S TENDER OFFER TO MEET THE MINIMUM CONDITION TO THE CONSUMMATION OF THE PROPOSED


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ACQUISITION, RISKS ASSOCIATED WITH THE INTEGRATION OF THE WATSON AND SCHEIN
BUSINESSES AFTER CONSUMMATION OF THE PROPOSED ACQUISITION, INCLUDING THE POSSIBLE INABILITY TO SUCCESSFULLY INTEGRATE THESE BUSINESSES ON A COST EFFECTIVE AND TIMELY BASIS, THE POSSIBLE INABILITY TO OBTAIN ON A TIMELY BASIS ANY REGULATORY OR THIRD PARTY APPROVALS NECESSARY TO SUCCESSFULLY IMPLEMENT THE COMBINED COMPANY'S INTEGRATION PLANS OR THE POSSIBLE INABILITY TO TIMELY MAKE CHANGES ON COMMERCIALLY ADVANTAGEOUS TERMS TO SCHEIN'S BUSINESS, AND SUCH OTHER RISKS AND UNCERTAINTIES DETAILED IN WATSON'S AND SCHEIN'S MOST RECENT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING EACH COMPANY'S ANNUAL REPORT AND FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999 AND FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2000.



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